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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2006
Commission File Number
Regalito Copper Corp.
(Translation of registrant’s name into English)
1550 – 625 Howe Street, Vancouver, British Columbia V6C 2T6 Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐:
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐:
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s home country), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGALITO COPPER CORP. (Registrant)
Date July 17, 2006	By:	/s/ Cameron G. Belsher
(Signature)*
Cameron G. Belsher, Director

*	Print the name and title under the signature of the signing officer

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Joint News Release
July 17, 2006
FOR IMMEDIATE RELEASE
Pan Pacific Copper Co., Ltd. Compulsorily Acquires Shares of
Regalito Copper Corp.
Vancouver, Canada, July 17, 2006 — On May 12, 2006, PPC Canada Enterprises Corp. (the “Offeror”), a wholly-owned subsidiary of Pan Pacific Copper Co., Ltd. (“PPC”), acquired more than 90% of the issued and outstanding common shares (the “Regalito Shares”) of Regalito Copper Corp. (“Regalito”) not already owned by the Offeror or PPC pursuant to a take-over bid (the “Offer”) at a price of US$6.00 per share. On May 15, 2006, as part of the final steps in the purchase of 100% of the issued and outstanding Regalito Shares, the Offeror gave notice to holders of the Regalito Shares not already owned by the Offeror or PPC that it intended to acquire their shares for US $6.00 per share pursuant to the compulsory acquisition provisions of the Business Corporations Act (British Columbia).
The Offeror today completed the compulsory acquisition of 865,986 Regalito Shares not tendered to the Offer at a price of US$6.00 per share. An application by holders of the remaining 1,383,752 Regalito Shares not held by PPC or the Offeror has been made to a court to determine, among other things, the price and payment terms for the acquisition of their shares by the Offeror. The Regalito Shares will be de-listed from the Toronto Stock Exchange and suspended from trading on the American Stock Exchange after the close of trading today.
The American Stock Exchange notified Regalito today in writing that it intended to file an application with the Securities and Exchange Commission to de-list the Regalito Shares for failure to satisfy Section 1003(i)(B) of the Exchange’s Company Guide in that Regalito has less than 300 public shareholders.
Contact

Pan Pacific Copper Co., Ltd.		Regalito Copper Corp.
Seiichi Murayama	OR	Eiji Kato
General Manager, Corporate Support Dept.		Chief Executive Officer and Director
+81-3-3560-8601		+81-3-3560-8628